Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China

May 13, 2011

Mr. Joseph M. Kempf
Mr. Robert S. Littlepage
Mr. Ajay Koduri
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Re:          Ku6 Media Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 0-51116

Dear Messrs. Kempf, Littlepage and Koduri:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated April 6, 2011 with respect to the Form 20-F for the fiscal year ended December 31, 2009 of Ku6 Media Co., Ltd. (the “Company”), which was filed on April 30, 2010 (the “2009 20-F”), as a follow up to our response dated May 5, 2011. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F

Item 15. Controls and Procedures, page 99

1.	We note your response to our comments contained in our letter dated March 2, 2011. Based on your response to these comments and our previous comments regarding your internal controls over financial reporting, it appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Finance Controller, and Reporting Manager do not possess the requisite U.S. GAAP expertise to prepare financial statements in accordance with U.S. GAAP.  While experience auditing Chinese subsidiaries of U.S. registrants may provide some exposure to U.S. GAAP, this experience is not a substitute for a formal education in U.S. GAAP or training within the United States.  We believe a license as a Certified Public Accountant in the U.S. or an education in U.S. GAAP, provided by an institution of higher education recognized as qualified to provide such an education, is necessary in order to conclude that a person is an expert in U.S. GAAP.  In this regard, we note that all of those persons identified above do not hold a license as a Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would provide a sufficient, relevant education in U.S. GAAP, and their U.S. GAAP audit experience appears to be limited.  The fact that you hired a third party professional accounting firm to assist you in maintaining your system of internal controls further supports our view that your accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Accordingly, we believe this lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting are not effective.  Please revise your conclusion on internal controls over financial reporting.  You should explain to readers, in detail, that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.  You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.  Also, please consider addressing this situation in your Risk Factor disclosure.

The Company acknowledges this material weakness in its internal control for the year ended December 31, 2010.  The Company advises the Staff that management is evaluating remediation measures that it will undertake to address this material weakness and will continue this evaluation so that the Company may institute a comprehensive remediation plan. It is expected that this plan will include but not be limited to (a) hiring accounting personnel with appropriate knowledge and experience in U.S. GAAP, (b) providing more training on U.S. GAAP to accounting and other relevant personnel, (c) having those primarily responsible for the preparation of books, records and financial statements take AICPA training and exam, and (d) if necessary, utilizing the services of external consulting professionals in the area of complex accounting issues.

In addition, the Company will make appropriate disclosure about this material weakness in its Risk Factors, Evaluation of Disclosure Controls and Procedures and Management’s Report on Internal Control over Financial Reporting sections in its Form 20-F for the year ended December 31, 2010, as follows:

Item 3.D Risk Factors

 Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2010. Our independent registered public accounting firm audited the effectiveness of our internal control and reported that our internal control over financial reporting was not effective as of December 31, 2010.  If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on the effectiveness of such company’s internal control over financial reporting in its annual report. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2010 as a result of one identified material weakness in our internal control over financial reporting. Our independent registered public accounting firm audited the effectiveness of our internal control and reported that our internal control over financial reporting was not effective as of December 31, 2010 as a result of the material weakness identified. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company's financial statements will not be prevented, or detected and corrected on a timely basis. The material weakness identified relates to the lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experiences to address complex U.S. GAAP accounting issues and prepare financial statements and related disclosures under U.S. GAAP.   Further, our management concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective because of this identified material weakness in our internal control over financial reporting. See “Item 15. Controls and Procedures.”

We will take initiatives to improve our internal control over financial reporting and disclosure controls. For details on these initiatives, please see "Item 15. Controls and Procedures— Management’s Plan for Remediation of Material Weakness." However, the implementation of these initiatives may not fully address the material weakness in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to remediate the material weakness or our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements, delay in the preparation of our financial statements, and the loss of investor confidence in the reliability of our financial statements, which in turn could negatively influence the trading price of our ADSs. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our acting chief executive officer and chief financial officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our acting chief executive officer and chief financial officer concluded the Company's disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below under "Management's Report on Internal Control over Financial Reporting."

Management’s Report on Internal Control over Financial Reporting

Management of Ku6 Media Co., Ltd. (together with its consolidated subsidiaries and variable interest entities, the “Group”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Under the supervision and with the participation of our management, including our acting chief executive officer and chief financial officer, the Group conducted an assessment of the effectiveness of its internal control over financial reporting based upon criteria established by the COSO in Internal Control — Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was not effective as of December 31, 2010 due to the lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experiences to address complex U.S. GAAP accounting issues and prepare financial statements and related disclosures under U.S. GAAP..

The effectiveness of our internal control over financial reporting as of December 31, 2010 will be  audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2010, the Company engaged KPMG Advisory (China) Limited, a third party advisory firm, to provide SOX 404 compliance assistance services and assisted to establish the internal controls over financial reporting relating to Ku6’s advertising business mainly including the controls of the processes of advertising revenue and receivables, cost and expense, taxation, treasury and payment, human resource, fixed assets and intangible assets, financial reporting and disclosure and the information technology general and application controls as a result of the acquisition of Ku6 in January 2010. Except for the described internal controls relating to Ku6’s advertising business, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Plan for Remediation of Material Weakness

Our management is evaluating remediation measures that it will undertake to address this material weakness and will continue this evaluation so that the Company may institute a comprehensive remediation plan. It is expected that this plan will include but not be limited to (a) hiring accounting personnel with appropriate knowledge and experience in U.S. GAAP, (b) providing more training on U.S. GAAP to accounting and other relevant personnel, (c) having those primarily responsible for the preparation of books, records and financial statements take AICPA training and exam, and (d) if necessary, utilizing the services of external consulting professionals in the area of complex accounting issues.

*           *           *
Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 5758-6898 or by email at shentony@ku6.com or Mr. James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.  Thank you very much for your assistance.

Sincerely,

// Tony Shen
Name:          Tony Shen
Title:            Chief Financial Officer

cc:                James C. Lin, Davis Polk & Wardwell LLP